082-34691

BURBERRY

SEC Mail Processing
Section

JUN 03 2009

Washington, DC
110

FILE NO. HO1331149

Securities and Exchange Commission
100 F St, NE
Washington DC 20549-0213
Attn: Filer Support

09046335

26 May 2009

SUPPL

Dear Sir/Madam

BURBERRY GROUP PLC – Change of address

At the suggestion of Bryan Burke, we are writing to you to notify you of our new business address. It is as follows:

Horseferry House
Horseferry Road
London
SW1P 2AW

We trust that you will make the necessary amendments to your records.

Yours faithfully

pp.

Kathryn Dickinson
Deputy Company Secretary

dlw 9/15

BURBERRY GROUP PLC HORSEFERRY HOUSE HORSEFERRY ROAD LONDON SW1P 2AW
T: +44 (0)20 3367 3000 BURBERRY.COM REGISTERED IN ENGLAND AND WALES NO. 03458224
REGISTERED OFFICE: HORSEFERRY HOUSE HORSEFERRY ROAD LONDON SW1P 2AW
S:\legal\Company Secretarial\Burberry Group plc\SEC\2009\260509.doc

Clare Bullock

From: SEC Help [help@sec.gov]
Sent: 15 May 2009 20:05
To: Clare Bullock
Subject: SEC Response - File HO1331149

Dear Ms. Bullock,

Thank you for contacting the SEC. You are going to have to contact our filer support team to update your address for our records. They can be reached at (202) 551-8900. You may also wish to send them a letter at:

U.S. Securities and Exchange Commission
100 F St, NE
Washington, DC 20549-0213
(202)551-6337
Attn: Filer Support

Hopefully you find this information helpful.

Sincerely,

BRYAN J BURKE
Office of Investor Education and Advocacy U.S. Securities and Exchange Commission 100 F St, NE Washington, DC 20549-0213
(202)551-6337